ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED 19 Benoi Road, Level 3A Sigma Cable High Tech Complex, Singapore 629909 Tel: (65) 6663-2132/3, Fax: (65) 6663 2130

FOR IMMEDIATE RELEASE

September 14, 2005

Contact: Andrew Wang
Asia Pacific Wire & Cable
65-6663-2131

Michael Mandelbaum
Mandelbaum Partners
(310) 785-0810

ASIA PACIFIC WIRE & CABLE ANNOUNCES THE
ACQUISITION OF APWC SHARES BY PEWC
FROM ASSET MANAGERS CO.

NEW YORK, NY – September 14, 2005 – Asia Pacific Wire & Cable Corporation Limited (Pink Sheets: AWRCF) today announced that Pacific Electric Wire & Cable Co. Ltd. (PEWC) had exercised an option and reacquired 7,307,948 shares of APWC, representing 52.84% of the outstanding shares, at an exercise price of US$2.581 each. The shares were acquired from a designee of Asset Managers Co., Ltd. (AMC), a prominent publicly traded Japanese venture capital manager. The option was granted on behalf of AMC to PEWC under an Option Agreement entered into on September 15, 2004 in connection with an acquisition at that time by AMC of 72.84% of common shares of APWC. Following the exercise of the option, AMC continues to own indirectly 2,766,154 shares, representing approximately 20% of the issued and outstanding shares of APWC. APWC first announced the investment by AMC and its grant of the option to PEWC in a press release dated September 13, 2004.

Yuan Chun Tang, Chairman of APWC, who is also the Chairman of PEWC, stated "APWC is pleased that PEWC has expressed its confidence in the Company and determined to reinvest significant funds in the Company through the exercise of its option and again become the majority shareholder of the Company. In addition to its continuing supply and services agreements with PEWC, APWC will further benefit through closer collaboration with PEWC in terms of technological and manufacturing know-how. APWC shall coordinate the sales and marketing efforts of subsidiaries to enhance Company's presence in China."

In its press release of July 29, 2005, the Company discussed an ongoing internal investigation, as well as a report from an independent investigator, regarding prior financial and other activities involving the Company. As was then noted, the report of the independent investigator identified instances of organizational and other weaknesses relating to the management of the Company, significant deficiencies of internal controls and procedures, transactions involving possible misconduct of current or former directors, officers or employees of the Company, and inadequate or improper documentation relating to various transactions. In addition, the report identified various statements contained in the Company's reports on Form 20-F for the years ended December 31, 2002 and 2003, and certain reports on Form 6-K, which may be incorrect. As was noted, the Company is concerned whether prior disclosures made by the Company or financial statements filed by the Company may require amendment or restatement. Following consideration of the report, the Board of Directors of the Company, including its Audit Committee and together with the Company's management, concluded that the internal investigation should continue and that the independent investigator should be instructed to continue its investigation and to make a set of recommendations for consideration by the Board of Directors, including the Audit Committee. The Company believes that the internal investigation will be concluded and the report of the independent investigator will be presented to the Board sometime in the near future, although an exact date has not yet been determined. Following review of the results of the internal investigation and the report of the independent investigator, the Board of Directors will determine the measures which it will implement to address any identified deficiencies or possible misconduct.

Management of the Company continues to work diligently with the auditors seeking to complete the audit of the financial statements for the year ended December 31, 2004.

As noted also in its July 29, 2005 release, the Company has engaged a consulting firm to review and make recommendations with respect to the Company's internal controls over financial reporting. The Board of Directors of the Company has reviewed a draft report of that consultant and the Company is in discussions with the consultant about a possible engagement to assume responsibility for internal audit functions.

About Asia Pacific Wire & Cable

Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.

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Except for statements of historical fact, this news release contains certain forward-looking statements about the Company. Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company's SEC filings which may cause actual results to differ materially.

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